Exhibit F

Calculation of Filing Fee Tables

SC TO-1

(Form Type)

CAZ Strategic Opportunities Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$12,180,033.26 (1)	0.00015310(2)	$1,864.76
Fees Previously Paid	—		—
Total Transaction Valuation	$12,180,033.26 (1)
Total Fees Due for Filing			$1,864.76
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$1,864.76
(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(2)	Calculated at $153.10 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2025.

Table 2 - Fee Offset Claims and Sources

Not applicable.